FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

NOTICE OF MATERIAL EVENT

SADIA S.A.

CNPJ/MF No. 20.730.099/0001-94

A Publicly-Held Company

In compliance with the provisions set forth in Paragraph 4 of Art. 157 of Law N. 6.404/76, CVM (the Brazilian Securities Commission) Instruction N. 358/02 and OFÍCIO/CVM/SEP/GEA-2/N. 235/08, SADIA S.A. (the "Company") announces to its shareholders and to the market the following:

1.

In order to evaluate in detail the transactions implemented, the Company, in a joint action of its Audit Committee and Finance Committee, is conducting internal and external audits with the support of specialized professionals contracted for such purposes, as well as to evaluate the adequacy of such transactions to the Company’s policies.

2.

The liquidation of said transactions occurred with the Company’s own cash, and new credit lines have been raised in order to ensure the normality of its transactions. The cash account of the Company on this date is of approximately R$ 1.6 Billion.

3.

The Company expects to obtain a two digit growth in 2009, as a result of investments, which will become operative soon, that is, units of Lucas do Rio Verde and Vitória de Santo Antão, in addition to already concluded expansions in existing units, which are Várzea Grande, Uberlândia, Brasília and Toledo. As soon as the Company concludes its Operational Plan for 2009, it shall release its projections to shareholders and the market.

4.

Expected EBITDA in 2008, as disclosed to the market, is of approximately 11% to 12% of net revenue. For 2009, EBITDA value shall be confirmed as of conclusion of the Company’s Operational Plan.

5.

In addition, the Company’s expectation of gross income in 2008 is of approximately R$ 12 billion.

6.

As informed in the market announcement disclosed on September, 25, 2008, the Board of Directors deliberated to dismiss the Company Finance Officer. Mr. Welson Teixeira Junior, currently Controller and Investors Relations Officer, accumulates the function of Finance Officer temporarily.

7.

The company will keep its shareholders and the market informed of the progress of the facts reported herein.

São Paulo, September 26, 2008

Welson Teixeira Junior

Controller and Investor Relations Officer